

INVEST IN **EAGLE CATHEDRAL CITY**

# THE PREMIER LEATHER BAR AND NIGHTLIFE DESTINATION FOR GAY MEN IN PALM SPRINGS

eaglebarcc.com Cathedral City, CA

## Highlights

1. Eagle CC's momentum is soaring, with 4,700+ Insta followers in just a few months and growing daily.

2. On the very first day our website was live, over 1,000 enthusiastic people joined our email list!

3. We're investing in an iconic gay space, making it Palm Springs' premier

3. We're investing in an iconic gay space, making it Palm Springs' premier leather and nightlife spot.

4. Enthusiasm for the Eagle is huge, with messages from DJs, promoters, and excited patrons worldwide.

5. Palm Springs lacks a nightclub exclusively for gay men to gather without judgment or onlookers.

6. We're passionate locals dedicated to bringing something fresh and exciting to the community.

7. We will stay true to the Eagle vibe in our atmosphere and decor.

8. We want to be a force for good in the community as both a social hub and to give back.

# Featured Investor



**Rex Marzke**
Syndicate Lead

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Invested $25,000 ⓘ

"I bring decades of executive experience from large technology firms, coupled with my background managing three small businesses and serving as President of two non-profits. While my expertise is not in bar management, my true qualification is a deep, global understanding of the "Eagle" brand and the leather bar community as a longtime patron. I immediately recognized that Eagle Cathedral City possesses the unique combination of a premier location and a mission-driven team required to dominate this niche market. My conviction in Eagle Cathedral City stems directly from its Founders, Phillip Nalwalker (CEO) and Jeremy Nalwalker (President). I had no prior relationship with them, but I was deeply impressed by their vision for reviving the bar and their transparency during my due diligence. They had reasonable and well-thought-out plans to address all major operational and regulatory concerns. Although they are first-time bar owners, they have already secured key operational talent, demonstrating a strong commitment to execution. I invested for two critical, interlocking reasons. First, the financial opportunity is compelling. The location has high, proven demand, and the legendary 'Eagle' branding provides an immediate advantage. The owners' vision and revenue projections appear sound, and their substantial personal investment signals maximum dedication. A near-term return of the initial investment is highly probable. Second, and equally important, this is an investment in community resilience. Essential LGBTQ+ gathering places, particularly those catering to the leather and kink community, are rapidly disappearing. The owners are committed to creating a vital, inclusive space that supports the lifestyle and the broader LGBTQ+ community through curated events. This dual focus, profit and purpose, makes this a high-potential investment that delivers both financial returns and essential social value. I am thrilled to lead this round."

# Our Team



**Phillip Nalwalker**  Founder and CEO



**Jeremy Nalwalker**  Founder and President

# The Eagle: Rebuilding a Legacy for Palm Springs' Leather Community

**THE OPPORTUNITY:** Palm Springs is home to a vibrant, dedicated LGBTQ+ community, and for over 30 years, one location was at its heart. It was a legendary gay bar, a community hub, and a destination. Unfortunately, the bar was shuttered in August 2024. In its wake, a palpable void was left in our community. It was our home bar and place where we met so many great men from the Coachella Valley and beyond. We missed it so much, we decided to bring it back. We're not just renovating this space; we're giving it a new life. We are tearing it down to its four walls and building a modern, safe, and dynamic new home for the leather and kink community. We're calling it Eagle Cathedral City and it will pay homage to the other 30+ Eagle leather bars in the world.



## Earn perks when you invest

**$100+**

One free locker rental.

**$250+**

Logo t-shirt or tank.

**$500+**

Exclusive Limited Edition Eagle Founders Shirt.

**$1,000+**

$100 gift card for use at the bar.

**$5,000+**

Your name on the Founders Plaque at the main bar.

**$10,000+**

Exclusive catered dinner at the bar the night before soft opening.

**$25,000+**

VIP benefits for life: never wait in line, pay cover or pay for a locker rental. 10 free drinks a month.

**THE VISION:** We envision more than just a bar and nightclub. We're creating an elevated experience that honors the past while building for the future. We will be the premier destination for major community events in Palm Springs, offering an atmosphere unlike any other.



Jeremy and Phillip Nalwalker, Founders and Owners

**WHAT WE"RE BUILDING:**

**A World-Class Venue:** We're investing in top-of-the-line lighting and sound systems to create a truly immersive environment. The space will be fully brought up to code, ensuring a safe and compliant venue for everyone. A large part of this effort is focused on bringing a dedicated connection from the water main in the street to the building for the new fire suppression sprinkler system and integrated fire alarm.



**A Thoughtful, Inclusive Space:** We're expanding the patio to create more outdoor seating and social areas. We're also addressing a major need with two large bathrooms that include 14 stalls and 6 urinals. To better serve our patrons, we're replacing the traditional coat check with a dedicated **locker area with benches,** offering a convenient and secure way for people to store their belongings.



**Unique Community-Focused Events:** We're bringing a new energy to the scene with fresh, exciting events like **strip poker** and **gogo wrestling** nights.



**A Nod to Our Roots:** The iconic **Rough Trade Gear** store will be back, and they're already collaborating with us on our branded merchandise. And of course, we will be bringing back the **famous Sunday beer bust**, but we will be making it even bigger and better. Our vision includes **expanding the patio** toward the street by roughly 800 square feet. The space will be reworked from top to bottom. The uneven and unsafe mixture of ground surfaces will be replaced with new concrete. The perimeter fence will be torn down and a new black corrugated steel privacy wall will take its place. The pergola will be replaced with a modern structure. New palm trees and shade sails will complete the space. Plans include misters for those hot desert days and nights plus heating elements for the cooler winter evenings.



**Celebrating Our Community:** We will have a large mural that changes with the seasons and major holidays, celebrating the diverse hot men who are part the seasons and major holidays, celebrating the diverse hot men who are part of our community—from hot cowboys during Gay Rodeo to muscled Marines on Veteran's Day.



**Giving Back:** We are committed to being a force for good. We already sponsor a local hockey team and softball team, and we plan to support important organizations like the **Palm Springs Leather Order of the Desert**. We also envision raising funds for local organizations that are vital to our community.



**The Business Model:** Our financial model is straightforward: we plan to become the destination for Palm Springs' LGBTQ+ community and visitors. By hosting major events and providing a superior experience, we aim to be the number-one choice. We plan to drive revenue through cover charges, drink sales, and event hosting.



# Downloads



[Eagle Cathedral City, LLC Share Calculator - Wefunder Revenue Share Calculator.pdf](#)